# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fortune Rise Acquisition Corp, CIK 0001849294
CUSIP: 34969G102
Title of class of securities: Class A common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 13575 58th Street North, Suite 200, Clearwater, Florida (FL), 33760
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001512805

## Reporting persons
- Westchester Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 64,303; shared voting power 22,119; sole dispositive power 64,303; shared dispositive power 22,119; aggregate amount beneficially owned 86,422 (5.73% of the class)
  Comment: Based on 1,508,683 Shares outstanding as of November 14, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.

## Item 1. Issuer
Name of issuer: Fortune Rise Acquisition Corp
Address of issuer's principal executive offices: 13575 58th Street North, Suite 200, Clearwater, Florida, 33760

## Item 2. Person Filing
Name of person filing:
This statement is being filed by the following ("Reporting Person"): Westchester Capital Management, LLC ("Westchester"), a Delaware limited liability company.

Westchester, a registered investment adviser, serves as sub-advisor to each of Virtus Westchester Credit Event Fund ("CEF") and JNL Multi-Manager Alternative Fund ("JARB", together with CEF, the "Funds"). The Funds directly hold Common Stock of the Company for the benefit of the investors in those Funds. Mr. Roy Behren and Mr. Michael T. Shannon each serve as Co-Presidents of Westchester.
Address of principal business office or, if none, residence:
Westchester Capital Management, LLC
100 Summit Drive, Valhalla, NY 10595
Citizenship: Westchester is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The information set forth in Rows 5 through 11 of the cover page to this Schedule 13G is incorporated herein by reference. Westchester acts as sub-advisor to each of CEF and JARB and may be deemed to beneficially own shares of Common Stock held by CEF and JARB. Messrs. Behren and Shannon each serve as Co-Presidents of Westchester. By virtue of these relationships, Westchester and Messrs. Behren and Shannon may be deemed to beneficially own the Common Stock held by the Funds, however, the Reporting Person and Messrs. Behren and Shannon disclaim beneficial ownership of such shares of Common Stock, except to the extent of their pecuniary interest therein. The filing of this Statement shall not be construed as an admission that the Reporting Person and Messrs. Behren and Shannon are, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by the Funds.
Percent of class: 5.73
Sole power to vote or to direct the vote: 64,303
Shared power to vote or to direct the vote: 22,119
Sole power to dispose or to direct the disposition: 64,303
Shared power to dispose or to direct the disposition: 22,119

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Westchester Capital Management, LLC: /s/ CaSaundra Wu, CaSaundra Wu, Chief Compliance Officer (02/14/2025)